Item 77D - Change in Non-fundamental investment policy

On May 23, 2007, the Fund announced a change to its non-fundamental investment policy relating to the Fund's definition of "emerging market country" effective June 1, 2007.
   Under the Fund's previous investment policy, the Fund defined an "emerging market country" as: "any country which is considered to be an emerging country by the International Bank for Reconstruction and Development ("World Bank") at the time of the Fund's investment. The countries that will not be considered emerging market countries include: Australia; Austria; Belgium; Canada; Denmark; Finland; France; Germany; Ireland; Italy; Japan; Luxembourg; Netherlands; New Zealand; Norway; Spain; Sweden; Switzerland; the United Kingdom and the United States."
   On May 17, 2007, the Board of the Fund approved a change in the Fund's definition of "emerging market country" to include any country which is, at the time of investment, represented in the JPMorgan EMBI Global Index or categorized by the World Bank, in its annual categorization, as middle or low-income. The Fund's Board of Directors approved this revision to the definition of "emerging market country", after considering the best interests of the Fund's shareholders based on management's advice that the revision would both allow Legg Mason Partners Fund Advisor, LLC, the Fund's investment manager, and
Western Asset Management Company, the Fund's subadviser, greater flexibility and opportunity to achieve the Fund's investment objective and make consistent the range of countries available for investment by the Fund and the countries represented in its current benchmark. Management believes that the definition, as revised, is consistent with that utilized by funds with comparable investment objectives.